Exhibit 99.1

The9 Limited Reports Unaudited Fourth Quarter and

Fiscal Year 2004 Financial Results

Shanghai, China – February 24, 2005, The9 Limited (NASDAQ: NCTY), a leading online game operator and developer in China, today announced the unaudited results for the fourth quarter and fiscal year ended December 31, 2004.

Fourth Quarter Financial Highlights *:

(compared to third quarter of 2004)

•	Net revenues for the fourth quarter of 2004 increased slightly to RMB8.5 million (US$1.0 million)

•	Gross profit increased by 4.3% to RMB6.2 million (US$0.74 million) and gross profit margins relative to net sales increased to 72.7% compared to 70.1% in the previous quarter

•	Net income was RMB7.8 million (US$0.9 million), and earnings per share (one ordinary share represents one American Depositary Share “ADS”) were RMB0.38 (US$0.05)

Fiscal Year 2004 Financial Highlights:

(compared to fiscal year 2003)

•	For the year, net revenues increased 111.9% to RMB34.7 million (US$4.2 million)

•	Gross profit increased by 158.6%to RMB25.6 million (US$3.1 million) and gross profit margins relative to net sales increased to 73.7%, compared to 60.4% in the previous year

•	Net income for the year was RMB24.5 million (US$3.0 million), and earnings per share were RMB1.17 (US$0.14)

*	The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2765. The percentages stated in this press release are calculated based on RMB or US$.

The9’s Accounting Treatment for 9Webzen

The9 Limited currently holds a 51% interest in 9Webzen Limited, a joint venture through which it has achieved a leading position amongst China’s online game operators. The9 Limited accounts for its interest in 9Webzen using the equity method. A discussion on 9Webzen results for the periods is included under the section “Discussion of 9Webzen’s Fourth Quarter and Fiscal Year 2004 Results.”

CEO Comments:

Commenting on the results, Jun Zhu, Chairman and Chief Executive Officer said,

“Mindful of the opportunities in 2D massively multiplayer online role playing games (MMORPGs) in 2004, we have focused our attention to operating or preparing for the commercial launch of top-quality, internally developed or licensed 3D MMORPGs, such as World of Warcraft (WoW), as we strongly believe that 2005 will be a critical year for China’s 3D online game market.”

“WoW has already been commercially launched in the United States and Korea and has received very positive response. The9 has been preparing for the launch of WoW in China and we believe we will be able to take a leadership position in the 3D online game market in China.”

“We have carefully prepared the Company for this new era by building a strong pipeline of top-quality products, pursuing co-marketing agreements, and in the case of WoW, signed a co-marketing agreement with a major multinational, world-renowned partner, and raised funds in the capital markets to further strengthen our business and achieve our long-term goals.”

DISCUSSION OF THE9’S FOURTH QUARTER AND FISCAL YEAR 2004 CONSOLIDATED RESULTS

Revenues

For the fourth quarter 2004, The9 Limited reported net revenues of RMB8.5 million (US$1.0 million), an increase of 0.6% from the third quarter of the year.

For the year, net revenues increased by 111.9% to RMB34.7 million (US$4.2 million) from RMB16.4 million (US$2.0 million) in 2003, the result of an increase in revenues from game operating support, website solutions and advertisement and SMS services, offset in part by the decrease in revenues from online game services and other products and services.

Online Game Services

Online game services revenue primarily represents revenue from the sale of prepaid playing time for The9’s proprietary online virtual community game, “The9 City” and does not include MMORPG related revenue. For the fourth quarter 2004, revenues of online game services decreased 35.7% to RMB0.06 million (US$0.01 million) from RMB0.09 million (US$0.01 million) in the third quarter. For the year, online games services revenues declined 47.0% to RMB0.4 million (US$0.04 million).

Game Operating Support Website Solutions and Advertisement

For the fourth quarter 2004, revenues from game operating support website solutions and advertisement were RMB6.03 million (US$0.7 million), an increase of 1.3% quarter-over-quarter.

For the year, revenues from game operating support website solutions and advertisement increased by 85.2% to RMB24.7 million (US$3.0 million) from RMB13.3 million (US$1.6 million) in 2003.

Revenue from game operating support, website solutions and advertisement is mainly from the provision of game operating support to 9Webzen in connection with the operation of MU in China. The game operating support services provided to 9Webzen mainly include payment collection and processing and user membership management, and production of prepaid MU cards.

In January 2004, The9 and 9Webzen entered into a new revenue–sharing arrangement whereby The9 is entitled to 10.5% of the revenues from operating MU in China. Prior to this, 9Webzen was required to pay The9 only 5% of the MU revenues and a fixed minimal annual fee.

Short Messaging Services

The9 began offering game-related SMS services near the end of 2003.

In the fourth quarter of 2004, revenues stabilized at RMB2.7 million (US$0.3 million) and a slight decrease of 0.2% from the third quarter of the year.

For the year, SMS revenues reached RMB11.1 million (US$1.3 million), representing 30.3% of the Company’s revenues.

Other Revenues

Other revenues relate to revenues from our other products and services. Other revenues in the fourth quarter of 2004 were at a comparable level as third quarter at approximately RMB0.2 million (US$0.02 million). For the year, other revenues decreased from RMB3.3 million (US$0.4 million) in 2003 to RMB0.5 million (US$0.1 million) mainly because in 2003, there were significant sales of MU-related accessories and promotional activities on behalf of 9Webzen.

Gross Profit

Gross profit for the quarter improved when compared to the third quarter, by 4.3% to RMB6.2 million (US$0.7 million). For the fourth quarter gross margin was 72.7%, as compared to 70.1% in the third quarter.

Compared to 2003, gross profit for 2004 improved 158.6% to RMB25.6 million (US$3.1 million), the result of improved revenues which was partially offset by expenditures on network improvements and security as well network usage fee charged by the mobile operator relating to SMS services.

Operating Expenses

Compared to the third quarter, operating expenses increased 66.4% to RMB15.1 million (US$1.8 million), mainly due to continuous development costs relating to The9’s first proprietary 2D side-scrolling MMORPG, Joyful Journey West, more advertising and promotion activities relating to Mystina Online which commenced open beta testing in September 2004 and preparation for the launch of WoW’s open beta testing in China in 2005.

Operating expenses in 2004 increased 121.9% from RMB15.93 million (US$1.9 million) in 2003 to RMB35.3 million (US$4.3 million) in 2004. The increase in operating expenses in 2004 compared to 2003 also reflects increases in costs associated with product development, preparation for the launch of WoW and Mystina Online.

Income (loss) from Operations

As a result of the above mentioned factors, compared to the third quarter of the year, in the fourth quarter, loss from operations increased 181.7% from a loss of RMB3.2 million (US$0.38 million) to a loss of RMB9.0 million (US$1.1 million) in the fourth quarter. For 2004, loss from operations increased 61.7% when compared to 2003, from RMB6.0 million (US$0.7 million) to RMB9.8 million (US$1.2 million).

Other Income (Expenses)

Other income includes sales of certain online game related software.

Other income for the fourth quarter increased substantially to RMB15.0 million (US$1.8 million) compared to the third quarter. For the year, other income also increased significantly to RMB15.8 million (US$1.9 million) in 2004 from RMB0.2 million (US$0.02 million) in 2003. Both quarter-on-quarter and year-on-year increases are mainly related to sales of the company’s proprietary integrated membership management and payment system, Pass9, to two third-parties for an aggregate amount of RMB14.9 million (US$1.8 million).

Equity in Profit of Affiliated companies

For the quarter, equity in profit of affiliated companies, net of taxes, decreased 80.5% quarter-over-quarter to RMB1.0 million (US$0.12 million), mainly due to share-based compensation relating to stock options granted by The9 to 9Webzen’s employees in December 2004. In accordance with EITF 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Investee,” 9Webzen recognized share-based compensation expense of RMB5.6 million based on estimated fair value of the options on the grant date. The9 recognized 100% of the share-based compensation through its equity in earnings of 9Webzen, including the portion of the cost incurred that benefitted the 49% joint venture investor as its effective capital contribution did not result in any increase in its percentage of ownership.

For the fiscal year, compared to the previous year, except for the share-based compensation charge described above, equity in affiliate companies, net of taxes was down by 66.8% to RMB16.6 million (US$2.0 million), in line with net profit recorded at 9Webzen group and Object group, an established, China based, game developer which has developed a number of PC games and online games including several award-winning games.

Equity in profit of affiliated companies results from The9’s 51% participation in 9Webzen and 20% equity interest in Object group, net of the share-based compensation expense recognized for the stock options granted by The9 to 9Webzen’s employees. A discussion of 9Webzen results from operations for the three and twelve month periods ended December 31, 2004 is included in “Discussion of 9Webzen’s Fourth Quarter and Fiscal Year 2004 Results.”

Net Income

Net income for the quarter was RMB7.8 million (US$0.94 million), an increase of 147.9% when compared to the previous quarter.

Net income for 2004 was RMB24.5 million (US$2.96 million) compared to RMB48.5 million (US$5.86 million) for 2003, representing earnings per share of RMB1.17 or US$0.14. This compares with EPS (one ordinary share represents one ADS) of RMB3.21 (US$0.39) for 2003.

Cash Flow

As of December 31, 2004, the Company’s total cash and cash equivalents balance was RMB793.4 million (US$95.9 million). The9 generated an operating cash flow of RMB35.1 million (US$4.2 million) for the year, decreased from RMB57.7 million (US$6.8 million) for 2003.

DISCUSSION OF 9WEBZEN’S FOURTH QUARTER AND FISCAL YEAR 2004 RESULTS

9Webzen Revenues

9Webzen derives its revenues mainly from the sale of MU playing time.

Compared to the third quarter, revenue increased 10.1% to RMB45.4 million (US$5.5 million). In 2004, 9Webzen generated revenues of RMB175.1 million (US$21.2 million) primarily from the sale of MU playing time. 9Webzen intends to continue to rely on MU as its main revenue source for 2005.

The decrease recorded in MU’s revenue in 2004 compared to 2003 was mainly due to the combination effect of the reduction in average revenue per user-hour (ARPUH) and average concurrent users (ACCU) and new revenue-sharing arrangement in 2004. Under the revenue-sharing arrangement with The9, game operating support fees were deemed as paid by the end users and were not included in MU’s revenue for 2004. In 2003, 9Webzen recognized the gross amount received from the sale of prepaid cards and recognized the amounts paid to The9 for game operating support fee as cost of sales.

9Webzen Operating Expenses

When compared to the third quarter of 2004, operating expenses rose 66.5% to RMB16.3 million (US$2.0 million), while on a year-over-year basis, operating expenses rose 16.5% to RMB45.9 million (US$5.5 million), primarily the result of share-based compensation of RMB5.6 million (US$ 0.68 million) related to stock options granted by The9 to 9Webzen’s employees.

9Webzen’s product development expenses consist primarily of payroll compensation to its product development personnel, equipment and software depreciation charges and other expenses for the localization of MU to be tailored to the China market and costs incurred to develop and maintain its website located at www.muchina.com.

The increase in product development expenses for the fourth quarter was mainly due to discretionary bonus granted in the fourth quarter. Compared to 2003, product development costs increased from RMB5.0 million (US$0.61 million) to RMB7.7 million (US$0.93 million), mainly due to the increase in headcount and average employee salaries.

In the fourth quarter, sales and marketing expenses increased RMB1.7 million (US$0.20 million) from RMB4.0 million (US$0.48 million) to RMB5.7 million (US$0.68 million). The increase was mainly due to exhibition costs and additional advertising and promotions relating to the Darklord version upgrade of the MU game which was introduced in the quarter.

On a yearly basis, sales and marketing expenses decreased 15.6%, from RMB22.1 million (US$2.7 million) to RMB18.6 million (US$2.3 million), the result of more sales and promotion expenditures spent in 2003 during its first year of commercial operations.

General and administrative expenses decreased in the fourth quarter by RMB2.1 million (US$0.26 million) to RMB2.3 million (US$0.28 million), mainly the result of reductions in consulting and entertainment expenses. For 2004, general and administrative expenses increased 13.0%, from RMB12.3 million (US$1.49 million) to RMB13.9 million (US$1.68 million) mainly due to increase in headcount and salaries and increased professional expenses compared to 2003.

Share-based compensation expense relate to stock options granted by The9 to 9Webzen’s employees in December 2004. In accordance with EITF 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Investee”, 9Webzen recognized share-based compensation expense of RMB5.6 million based on estimated fair value of the options on the grant date.

9Webzen Other Income

9Webzen’s other income for the fourth quarter included a governmental financial incentive in the amount of RMB4.6 million (US$0.55 million), which relate to the revenues and business taxes for the second and third quarter. For the year, other income increased significantly by RMB8.5 million (US$1.02 million) from RMB0.10 million (US$0.01 million) in 2003. This increase in mainly due to governmental financial incentives recognized as other income in 2004 in the amount of RMB8.4 million (US$1.0 million).

9Webzen Net Income

For the quarter, net income decreased 19.0% to RMB8.9 million (US$1.1 million) from RMB11.0 million (US$1.3 million) in the previous quarter. As a result of the cumulative effect of the foregoing factors, for the year, net income was down 57.2% to RMB41.8 million (US$5.1 million).

Recent Business Developments

In January 2005, The9 obtained an exclusive license from Beijing Powerspace Technology Development Co., Ltd. a Chinese online game developer based in Beijing, to operate the ZhiZun game in mainland China. The ZhiZun game is a 3D martial arts MMORPG.

Under the agreement, The9 paid Beijing Powerspace an initial license fee with additional license fees to be made if the ZhiZun game achieves certain milestones, as well as royalties based on the used game playing time and the game-related accessories actually sold by The9.

In late January 2005, The9 also commercially launched Mystina Online, a new MMORPG developed by a Chinese online game developer, the game offers an online role-playing experience set in a fantasy world, where players assume roles such as magicians, archers and soldiers to combat monsters.

Progress has also been made for the commercial launch of World of Warcraft game, expected to be launched on schedule in the second quarter of 2005. The9 also recently signed a co-marketing agreement with Coca-cola to promote WoW in China, a cross-marketing between The9 and Coca-cola’s different and diverse marketing channels throughout China. An active marketing campaign will be launched during the second and third quarter of 2005 in conjunction with the planned launch of WoW.

Conference call / Webcast information

The9’s management team will host a conference call on February 23, 2005 at 8:00p.m. Eastern Standard Time, corresponding with February 24, 2005 at 9:00a.m. Beijing / Hong Kong time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-786-2903, password “81178862.” In the US, members of the financial community may also participate in the call by dialing toll-free +1-800-299-9086. A replay of the call will be available on The9’s website www.the9.com through March 3, 2005. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “91228870.”

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the company’s website, at www.the9.com, 15 minutes prior to the call, then click on the icon for “Fourth Quarter and Fiscal Year 2004 Financial Results Call “ and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator and developer in China. Currently, The9’s business is primarily focused on operating and developing MMORPGs which would allow thousands of players to concurrently log on to network servers to “role-play” characters in a virtual word.

The9 operates MU in China through 9Webzen Limited, a joint venture in which The9 owns 51%. MU is a 3D MMORPG licensed from Webzen Inc., a Korean online game developer and operator. The9 has also obtained exclusive licenses to operate additional MMORPGs in China, including “World of Warcraft” (“WoW”) licensed from Vivendi Universal Games, “Mystina Online” licensed from an online game operator in China and “Granado Espada” licensed from Hanbitsoft, Inc., a Korean online game developer. In addition, The9 has developed its first proprietary MMORPG entitled “Joyful Journey West” (“JJW”).

The9 recently commenced the commercial launch of Mystina Online in China. In addition, The9 expects to commercially launch WoW and JJW in 2005. Since it commenced operations in 1999, The9 has experienced substantial growth and become one of the largest online game operators in China.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (“PSLRA”). These statements are made under the “safe harbor” provisions of PSLRA. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry and information disseminated over the Internet in China, intensified government regulation of Internet cafés, economic conditions and its impact on consumer spending, the ability to successfully introduce and market new products, fluctuation in exchange rates, limited use of personal computers as well as other political, economic and technological factors and other risks referred to in The9 Limited’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and The9 Limited does not assume any obligation to update them.

Contact:

Hannah Lee

The9 Limited

Tel: +86 (21) 3217-4567 ext. 9990

Email: IR@corp.the9.com

or

Alexander Fudukidis

Breakstone&Ruth International

Tel: +1 (646) 536-7012

Email: afudukidis@breakstoneruth.com

– Tables follow –

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) FOR THE THREE AND TWELVE MONTHS PERIOD ENDED

DECEMBER 31, 2004, AND 2003

(Expressed in Renminbi - RMB and US Dollars - US$, except net profit (loss) per share data)

	4Q04 RMB	3Q04 RMB	4Q04 US$	FY2004 RMB	FY2003 RMB	FY2004 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Revenues:
Online game services	57,017	88,634	6,889	357,085	673,917	43,144
Game operating support, website solutions and advertisement	6,033,581	5,957,991	729,002	24,699,918	13,335,903	2,984,343
Short message services	2,700,123	2,706,054	326,240	11,110,703	—	1,342,440
Other revenues	150,089	173,601	18,134	467,690	3,258,409	56,508

	8,940,810	8,926,280	1,080,265	36,635,396	17,268,229	4,426,435
Sales Taxes	(476,111)	(509,158)	(57,526)	(1,912,870)	(882,936)	(231,121)

Net Revenues	8,464,699	8,417,122	1,022,739	34,722,526	16,385,293	4,195,314

Cost of Services	(2,310,151)	(2,518,552)	(279,122)	(9,138,206)	(6,491,726)	(1,104,114)

Gross Profit	6,154,548	5,898,570	743,617	25,584,320	9,893,567	3,091,200

Operating Expenses:
- Product development	(2,571,993)	(3,560,206)	(642,528)	(9,027,559)	(2,810,108)	(1,090,746)
- Sales and marketing	(5,317,885)	(1,605,893)	(310,759)	(9,226,786)	(3,779,945)	(1,114,817)
- General and administrative	(7,218,648)	(3,911,491)	(872,186)	(17,092,563)	(9,340,539)	(2,065,192)

Total operating expenses:	(15,108,526)	(9,077,590)	(1,825,473)	(35,346,908)	(15,930,592)	(4,270,755)

Income (loss) from operations	(8,953,978)	(3,179,020)	(1,081,856)	(9,762,588)	(6,037,025)	(1,179,555)
Interest income (expenses), net	251,968	(204,512)	30,444	81,244	(1,380,556)	9,815
Other income (expenses), net	15,029,705	762,019	1,815,949	15,791,647	165,063	1,908,010

Income (loss) before income tax benefit (expense) and equity in profit (loss) of affiliated company	6,327,695	(2,621,513)	764,537	6,110,303	(7,252,518)	738,270
Income tax expense (benefit)	(2,621,566)	(896,182)	(316,748)	(5,073,475)	5,850,071	(612,998)
Minority interests	3,107,782	1,528,368	375,495	6,871,215	—	830,208

Income (loss) before equity in profit of affiliated companies	6,813,911	(1,989,327)	823,284	7,908,043	(1,402,447)	955,480
Equity in profit of affiliated companies, net of taxes	1,005,285	5,143,446	121,463	16,571,293	49,877,081	2,002,210

Net Income	7,819,196	3,154,119	944,747	24,479,336	48,474,634	2,957,690

Accretion to Series A Preference Shares	(783,500)	(864,705)	(94,666)	(3,327,633)	(2,534,139)	(402,058)
Amounts allocated to Series A Preference Shares	(3,000,224)	(1,025,658)	(362,499)	(9,104,948)	(14,241,553)	(1,100,096)

Net income (loss) attributable to common shareholders	4,035,472	1,263,756	487,582	12,046,755	31,698,942	1,455,536

Other comprehensive loss:
Translation adjustments	(1,245)	(508)	(150)	124,370	(133,433)	15,027

Comprehensive Income	7,817,951	3,153,611	944,597	24,603,706	48,341,201	2,972,717

Earnings (loss) per share
- Basic	0.38	0.13	0.05	1.17	3.21	0.14

- Diluted	0.29	0.11	0.04	0.87	1.94	0.10

Weighted average shares outstanding
- Basic	11,489,940	9,867,000	11,489,940	10,276,070	9,867,000	10,276,070

- Diluted	15,741,973	13,620,750	15,741,973	14,528,103	17,195,750	14,528,103

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2004 AND 2003

(Expressed in Renminbi - RMB and US Dollars - US$)

	12/31/2004 RMB	12/31/2004 US$	12/31/2003 RMB
	(unaudited)	(unaudited)	(audited)
Assets
Current Assets
Cash and cash equivalents	793,405,288	95,862,416	62,765,605
Accounts receivable	16,686,079	2,016,079	—
Due from related parties	4,883,135	590,000	24,970,375
Advances to suppliers	15,591,310	1,883,805	1,447,250
Prepayments and other current assets	16,022,357	1,935,886	4,248,855
Deffered tax assets, current	—	—	1,564,801
Dividend receivable	8,442,030	1,020,000	—

Total current assets	855,030,199	103,308,186	94,996,886

Investments in affiliated companies	88,338,021	10,673,355	48,974,089
Property and equipment softward	8,082,280	976,534	5,616,032
Intangible assets	33,293,989	4,022,714	—
Long-term deposits	314,466	37,994	1,629,175
Loan receivable from a related party	38,386,260	4,637,982	—
Deffered tax assets, non-current	3,150,000	380,596	4,581,974

Total Assets	1,026,595,215	124,037,361	155,798,156

Liabilities and Shareholder’s Equity (Deficit)

Current Liabilities
Accounts payable	2,272,194	274,536	46,900
Due to related parties	124,251,127	15,012,521	110,443,355
Income tax payable	607,560	73,408	713,461
Other taxes payable	1,299,680	157,033	1,428,920
Advances from customers	1,488,478	179,844	—
Deferred revenue	2,222,284	268,505	—
Convertible loans	—	—	19,726,595
Other payables and accruals	15,640,310	1,889,725	1,850,997
Deferred tax liability, current	1,483,291	179,217	—

Total current liabilities	149,264,924	18,034,789	134,210,228

Minority interest	12,165,055	1,469,831
Series A Preference Shares (US$0.01 par value; 8,008,000 shares authorized, issued and outstanding as of December 31, 2003	—	—	34,241,909

Shareholder’s Equity (Deficit)
Common shares (US$0.01 par value; 8,450,000 shares) authorized and 3,450,000 issued and outstanding as of December 31, 2003; 24,186,250 shares issued and outstanding as of December 31, 2004)	2,001,781	241,863	816,919
Additional paid-in capital	855,797,000	103,400,834	438,717
Statutory reserves	54,172	6,545	—
Accumulated other comprehensive loss	(14,617)	(1,766)	(138,987)
Accumulated income (deficit)	7,326,900	885,265	(13,770,630)

Total shareholders’ equity (deficit)	865,165,236	104,532,741	(12,653,981)

Total liabilities and shareholders equity (deficit)	1,026,595,215	124,037,361	155,798,156

9WEBZEN LIMITED

CONSOLIDATED STATEMENTS OF INCOME (LOSS) FOR THE THREE AND TWELVE MONTHS PERIOD ENDED

DECEMBER 31, 2004, AND 2003

(Expressed in Renminbi - RMB and US Dollars - US$, except net profit (loss) per share data)

	4Q04 RMB	3Q04 RMB	4Q04 US$	FY2004 RMB	FY2003 RMB	FY2004 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)
Revenues:
Online game services	45,425,934	41,188,064	5,488,544	174,467,798	243,928,114	21,079,901
Other revenues	(83)	72,989	(10)	629,790	2,056,643	76,094

	45,425,851	41,261,053	5,488,534	175,097,588	245,984,757	21,155,995

Sales Taxes	(2,282,649)	(2,073,367)	(275,799)	(8,798,653)	(15,508,873)	(1,063,089)

Net Revenues	43,143,202	39,187,686	5,212,735	166,298,935	230,475,884	20,092,906

Cost of Services	(22,831,305)	(21,003,863)	(2,758,570)	(88,500,479)	(94,569,904)	(10,692,984)

	20,311,897	18,183,823	2,454,165	77,798,456	135,905,980	9,399,922

Operating Expenses:
- Product development	(2,666,087)	(1,328,867)	(322,127)	(7,730,101)	(5,018,026)	(933,982)
- Sales and marketing	(5,661,117)	(4,023,034)	(683,999)	(18,623,899)	(22,075,354)	(2,250,214)
- General and adiministrative	(2,306,807)	(4,418,257)	(278,718)	(13,945,689)	(12,346,101)	(1,684,974)
- Share-based compensation	(5,631,249)		(680,390)	(5,631,249)		(680,390)
Total operating expenses:	(16,265,260)	(9,770,158)	(1,965,234)	(45,930,938)	(39,439,481)	(5,549,560)

Income (loss) from operations	4,046,637	8,413,665	488,931	31,867,518	96,466,499	3,850,362
Interest income	(82,177)	2,081	(9,929)	526,096	67,946	63,565
Other income (expenses), net	4,690,650	2,333,000	566,743	8,464,110	9,445	1,022,668

Income (loss) before income tax benefit	8,655,110	10,748,746	1,045,745	40,857,724	96,543,890	4,936,595
Income tax benefit	255,578	256,809	30,880	986,279	1,254,308	119,166

Net Income (loss)	8,910,688	11,005,555	1,076,625	41,844,003	97,798,198	5,055,761

Other comprehensive loss:
Translation adjustments	(99)	3	(12)	(564)	(246)	(69)

Comprehensive Income (loss)	8,910,589	11,005,558	1,076,613	41,843,439	97,797,952	5,055,692

9WEBZEN LIMITED

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2004 AND 2003

(Expressed in Renminbi - RMB and US Dollars - US$)

	12/31/2004 RMB	12/31/2004 US$	12/31/2003 RMB
	(unaudited)	(unaudited)	(audited)
Assets
Current Assets:
Cash and cash equivalents	1,228,760	148,464	58,076,062
Restricted time deposits	—	—	30,000,000
Deffered royalties and other service costs	4,000,110	483,309	8,196,920
Accounts receivables	—	—	16,553,400
Advances to suppliers	169,290	20,454	304,571
Due from related parties	124,251,127	15,012,521	110,430,848
Prepayments and other current assets	6,605,909	798,152	1,996,557

Total current assets	136,255,196	16,462,900	225,558,358

Property and equipment software	45,247,702	5,467,009	62,084,204
Long-term deposits	—	—	242,590
Deffered tax assets, non-current	2,240,587	270,717	1,254,308

Total Assets	183,743,485	22,200,626	289,139,460

Liabilities and Shareholder’s Equity (Deficit)

Current Liabilities
Accounts payable	7,548,356	912,023	7,944,453
Dividend payable	16,553,000	2,000,000	—
Due to related parties	8,738,974	1,055,878	15,164,786
Other taxes payable	984,265	118,923	989,225
Advances from customers	15,897,106	1,920,752	85,317,378
Deferred revenue	18,942,324	2,288,688	38,244,615
Notes payable to a related party	—	—	40,000,000
Other payables and accruals	4,684,991	566,058	5,451,622

Total current liabilities	73,349,016	8,862,322	193,112,079

Commitments and contingencies	—	—	—

Shareholder’s Equity (Deficit)
Paid-in capital	8,446,223	1,020,507	8,446,223
Additional paid-in capital	5,631,249	680,390
Statutory reserves	2,905,000	350,994	2,905,000
Accumulated other comprehensive loss	(810)	(98)	(246)
Retained earning	93,412,807	11,286,511	84,676,404

Total shareholders’ equity (deficit)	110,394,469	13,338,304	96,027,381

Total liabilities and shareholders equity (deficit)	183,743,485	22,200,626	289,139,460